EXHIBIT 21.1

SUBSIDIARIES OF REMARK MEDIA, INC.

•	HSW Brasil - Tecnologia e Informacao Ltda, a Brazilian corporation

•	HSW (HK), Inc. Limited, a Hong Kong corporation

◦	Bonet (Beijing) Technology Limited Liability Company, a Chinese limited liability company

◦	BoWenWang Technology (Beijing) Limited Liability Company, a Chinese limited liability company

•	Banks.com, Inc., a Florida corporation

◦	MyStockFund Securities, Inc., a Delaware corporation

◦	Dotted Ventures, Inc., a Delaware corporation

◦	FileLater.com LLC, a Nevada limited liability company

◦	Tax Extension LLC, a Nevada limited liability company

•	Bikini.com LLC, a Nevada limited liability company

•	Remark Travel, Inc., a Delaware corporation

◦	Roomlia, Inc., a Delaware corporation

•	SlapTV LLC, a Nevada limited liability company

•	Intac International, Inc., a Nevada corporation

◦	HSWI (HK) Holding Limited, a Hong Kong limited company